CROSSTEX ENERGY, INC.

CROSSTEX ENERGY, L.P.

2501 Cedar Springs Road

Dallas, Texas 75201

September 7, 2010

Memorandum

for

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:                             Crosstex Energy, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed March 1, 2010

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

Filed August 6, 2010

File No. 0-50536

Crosstex Energy, L.P.

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed March 1, 2010

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

Filed August 6, 2010

File No. 0-50067

This memorandum sets forth the responses of Crosstex Energy, Inc. and Crosstex Energy, L.P. to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated August 23, 2010 (the “Comment Letter”).  For your convenience, we have repeated each comment of the Staff in bold type face exactly as given in the Comment Letter and set forth below such comment is our response.

CROSSTEX ENERGY, L.P.

Form 10-K for Fiscal Year Ended December 31, 2009

1.                                      We have not provided duplicate comments for similar disclosures included in CROSSTEX ENERGY INC.’s filings.  Please confirm that you will make consistent changes in filings of both registrants where applicable.

Response:

We confirm that we will make consistent changes in filings for both Crosstex Energy, Inc. and Crosstex Energy, L.P., where applicable.

Business, page 3

2.                                      You indicate under “—Credit Risk and Significant Customers” on page 11 that you have one customer that accounted for approximately 12.2% of consolidated revenues.  Briefly explain why you assert that its loss would not have a material impact on your results of operations.  In that regard, we note the related disclosure at page 22 under “Risk Factors—We depend on certain key customers, and the loss of any one of our key customers could adversely affect our financial results.”

Response:

We do not believe the loss of this particular customer would have a material impact on our results of operations because the gross margin (revenue less cost of gas) realized from transactions with this customer represent less than 3% of the company’s total gross margin.  In addition, we believe the sales to this customer could be easily replaced with other buyers at comparable sales prices.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Gross Margin and Gas and NGL Marketing Activities, page 38

3.                                      We note from your disclosure that you present a discussion and analysis of Gross Margins that are defined as revenues, including gas and NGL marketing activities less the cost of purchased gas.  We also note that you do not present a measure of gross margin on the face of your Income Statement and that you disclose on page 34 that you have one business segment for your continuing operations.  We further note that you do not appear to include DD&A as a component of costs to arrive at Gross Margin.  Please refer to SAB Topic 11:B and tell us why you believe it is appropriate to disclose and discuss a measure of income before depreciation.  For additional guidance, please also refer to Question 104.3 located in the Commission’s Compliance and Disclosure Interpretations for Non-GAAP measures located at: http://www.sec.gov/divisions/comfinigyidance/nQngaapinterp.htm

Response:

The presentation of gross margin in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” is not intended to be a measure of income before depreciation referred to under SAB Topic 11:B.  Gross margin is a non-GAAP measure used by management to evaluate our performance.  We focus on gross margin as opposed to total revenue because our business is generally to purchase and resell natural gas for a margin, or to gather, process, transport or market natural gas or

NGLs for a fee.  As described in our response to comment #12 below, management evaluates our performance based on the change in gross margin between periods not the changes in revenues and cost of sales separately.  We believe the variance explanations at a gross margin level provide more meaningful information related to the nature of the variances between periods and eliminate the variances between periods due to price changes that impact the revenues and cost of gas purchases in the same manner.

In future filings, we will expand our disclosure to more fully describe “gross margin” as a non-GAAP measure used by management to evaluate performance.  The table on page 42 under “Results of Operations” is intended to reconcile our non-GAAP measure to the financial statements by showing the computation of gross margin from the line items in our financial statements.

See our response to comment #12 below for a discussion of segment reporting.

Operating Expenses, page 38

4.                                      We note your operating expenses have decreased in excess of 12% in 2009 compared to 2008.  Your disclosure indicates this decrease was the result of various initiatives undertaken to reduce expenses.  Please expand your disclosure to more fully describe the initiatives you mention.  For instance, we note a more robust discussion of operating expense fluctuation analysis in your comparison of fiscal 2008 to fiscal 2007.

Response:

In future filings, we will expand our disclosure to more fully describe fluctuations in operating expenses.  The following disclosure will be provided in future filings for the 2009 and 2008 comparative periods:

Operating Expenses.  Operating expenses were $110.4 million for the year ended December 31, 2009 compared to $125.8 million for the year ended December 31, 2008, a decrease of $15.4 million, or 12.2%, resulting primarily from initiatives undertaken in late 2008 and early 2009 to reduce expenses.  The key initiatives undertaken to reduce operating costs included:

•                  We ran only one of the Eunice processing trains during 2009 as compared to running two trains in 2008 thereby reducing the overall operating expenses for the plant;

•                  We reduced the use of contract labor in our field operations by reallocating available capacity of in-house personnel due to the slow down in our field expansion projects;

•                  We reduced rental costs by renegotiating compressor rental rates, consolidating compressor operations for facilities that were not fully utilized and buying out the Eunice plant operating lease in October 2009; and

•                  We renegotiated rates for various materials and supplies, primarily chemical costs, to reduce such costs.

These cost savings initiatives resulted in reductions in contractor services and related costs of $6.7 million, chemical and materials costs of $3.2 million and rental costs of $3.1 million.  We also reduced our operating costs by $2.1 million between 2009 and 2008 as a result of the April 2009 sale of the Arkoma system.

Disclosure Regarding Forward-Looking Statements, page 54

5.                                      We refer you to Section 21E(b)(2)(E) of the Securities Exchange Act of 1934, which provides in part that the referenced safe harbor does not “apply to a forward-looking statement [that is] made in connection with an offering by, or made in connection with the operations of a partnership [or] limited liability company.”  If you retain any reference to forward-looking statements, revise to eliminate from your filings any suggestion that any such statements are “forward looking statements within the meaning of Section 27A of the Securities Act ... and Section 21E of the Securities Exchange Act of 1934.”  We issue this comment also in respect of your Forms 10-Q for Fiscal Quarters Ended March 31, 2010 and June 30, 2010.

Response:

If we retain any reference to forward-looking statements in future filings, we will revise such reference to eliminate any suggestion that any such statements are “forward looking statements within the meaning of Section 27A of the Securities Act … and Section 21E of the Securities Exchange Act of 1934.”

Controls and Procedures, page 57

6.                                      We note your disclosure that your “disclosure controls and procedures were effective as of December 31, 2009 in alerting [the chief executive officer and chief financial officer of Crosstex Energy GP, LLC] in a timely manner to material information required to be disclosed in [your] reports filed with the Securities and Exchange Commission.”  Please revise your disclosure to clarify, if true, that the officers concluded that your disclosure controls and procedures are effective to ensure (i) that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and (ii) that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including the principal executive and principal financial officers of Crosstex Energy GP, LLC, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).  We issue this comment also in respect of your Forms 10-Q for Fiscal Quarters Ended March 31, 2010 and June 30, 2010.

Response:

We will revise our disclosure in future filings to clarify, if true, that the officers concluded that our disclosure controls and procedures are effective to ensure (i) that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and (ii) that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the principal executive and principal financial officers of Crosstex Energy GP, LLC, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

Directors, Executive Officers and Corporate Governance, page 57

7.                                      Please provide revised biographical sketches, as appropriate, to eliminate any gaps or ambiguities regarding the precise positions held and the start and end dates for each job during the past five years.  For example, the sketches you provide for Messrs. Garberding and Goleman require revision.  See Item 401 of Regulation S-K.

Response:

We will provide revised biographical sketches in future filings, as appropriate, to eliminate any gaps or ambiguities regarding the precise positions held and the start and end dates for each job during the past five years.

Executive Compensation, page 62

8.                                       Note 11 to your financial statements set forth in your Annual Report on Form 10-K and your equity compensation plan table indicates that there were outstanding stock options as of December 31, 2009.  If any of these outstanding options were held by your named executive officers, clarify where the corresponding tabular entries may be found in this section.

Response:

We note for the Staff that none of these outstanding options were held by our named executive officers.

Financial Statements

Note — (1) Organization and Summary of Significant Agreements

(c) — Basis of Presentation, page F-10

9.                                      We note you proportionately consolidate your 59.27% undivided interest in a gas processing plant.  Please tell us how you considered FASB ASC 810-10-45-14 with respect to this entity.

Response:

Crosstex owns a 59.27% undivided interest in a gas processing plant (the Blue Water plant) which it jointly owns with multiple other owners with varying percentage ownership interests.  We acquired interests in the Blue Water plant, which was constructed in 1976, during 2005 and 2006.  Our interest in this plant represents an “undivided interest” (see further discussion below) in the plant — there is no separate legal entity that owns the plant. As there is no separate legal entity, we do not believe the guidance in FASB ASC 810-10-45-14 is applicable as it relates to “unincorporated legal entities”.  As such, we refer to the guidance in FASB ASC 810-10-45-14 and EITF 00-1 as it relates to “undivided interests”.

Undivided interests represent actual direct ownership of individual assets (in contrast to an ownership interest in a legal entity that owns such assets). Also, to the extent the assets are combined with related liabilities, the holder of the undivided interest is proportionately liable for each liability. In EITF 00-1, the Task Force commented on the appropriate reporting for entities holding undivided interests by observing that an entity holding an undivided interest accounts on a proportionate gross basis for its share of the assets, liabilities, and operations related to its undivided interest and does not apply the equity method of accounting. To determine if the interest held by the entity is an undivided interest, it must meet the following criteria:

•                 the investor holds an undivided interest in each asset;

•                 the investor is proportionately liable for each liability; and

•                 no other separate legal entity exists between the investor and the assets and liabilities of the venture.

If an investor’s undivided interest meets all of the criteria above, then the investor’s accounting for those rights and obligations is outside the scope of FASB ASC 323 as described in FASB ASC 323-10-15-5, which states “The guidance in the Overall Subtopic does not apply to…investment in a partnership or unincorporated joint venture (also called an undivided interest in ventures)”.  The accounting for the investor’s undivided interest usually is accounted for by presenting, on a proportionate gross basis, the investor’s share of each of the assets, liabilities, revenues and expenses representing the undivided interest.

An operating agreement between the interest owners specifies the terms of the Blue Water plant’s operations. Following are key considerations about the operations of this plant, including terms of the operating agreement, and the related accounting treatment that supports the interest meeting the criteria listed above for determining whether an interest is an undivided interest:

•                  Sale of Liquids Produced by the Plant.  Each of the co-owners in the Blue Water plant delivers gas that they own to the plant for processing, then takes and markets their residue gas and their liquids extracted from their gas in the plant.  Crosstex, as operator of the plant, does not acquire gas for the other owners and does not own the gas of the other owners that is delivered to the plant, and does not market or sell the residue gas or the liquids for the other owners.  Crosstex only acquires gas for its own account for processing in the plant, and markets and sells its share of the residue gas and liquids.  Crosstex is not a party to (and has no knowledge of) any sales transaction by the other owners in the Blue Water plant.  Each plant owner is responsible for arranging for the delivery of its gas to the plant and the delivery of its residue gas and liquids after processing, and is responsible for all production, severance, transportation, sales, use or other taxes attributable to their gas processed in the plant.

•                  Cost Reimbursed to Operator of the Plant.  As operator of the plant, Crosstex pays all of the operating costs and bills each of the other owners their proportionate share of such costs on a monthly basis.  Crosstex receives a 15% mark-up on the operating costs (excluding all taxes and fuel and electric purchases) incurred as the operator of the plant in lieu of reimbursement of  salaries and other expenses of the operator.

•                  Transfer of Plant Interest.  A plant owner has the right to sell, transfer or assign directly to a third party, “gas units in the plant” (as defined in the operating agreement and generally represents the owners’ right to use a percentage of the plant’s processing capacity) only in connection with the sale, transfer, or assignment either in whole or in part or as to an undivided interest, of a lease interest committed to this agreement.

•                  Mortgage of Plant Interest.  Each plant owner has the right to mortgage its interest in the plant.

•                  Plant Owners.  The ownership in the plant generally mirrors the ownership of gas being processed for such owners.

•                  No Partnership Created.  The agreement expressly states that no partnership is created by the agreement and each owner is individually responsible only for its own obligations as set out in the agreement and is only liable for its proportionate share of the costs and expenses.

•                  Liquidation of the Plant.  If the plant is considered to be unprofitable by the owners of not less than 70% interest in the plant, then the plant operator will shut down the operation of the plant and sell the plant intact to the highest and best bidder or sell it in parts under a salvage operation, which ever appears to be more profitable to the plant owners.  Bids must be acceptable to 80% in interest of the owners.

•                  Matters Requiring Approval by Vote.  Plant owner approval of 80% is required for all capital expenditures in excess of $500,000 (as adjusted for inflation per the agreement).

Based on the terms of the operating agreement, the interest in the Blue Water Plant meets the criteria necessary to be deemed an undivided interest and was properly accounted for on a proportionate gross basis.

Note — (2) Significant Accounting Policies

(k) — Gas and NGL Marketing Activities, page F-13

10.                               We note that you are netting the revenues and costs of gas and NGL marketing activities in your consolidated statement of operations.  Please further explain your contractual arrangements and responsibilities associated with these activities and why you believe it is appropriate to present these operations on a net basis.

Response:

In our gas and NGL marketing services, we buy gas and NGLs from a plant or pipeline, including consolidated affiliates, and sell it to a third party for a set fee on a volume basis.  This is an indicator that revenue should be reported on a net basis pursuant to ASC 605-45-17.  In addition, our marketing services do not violate the two other indicators that support net revenue reporting in that the supplier is the primary obligor (ASC 605-45-16) and the supplier (not the marketing company) has the credit risk (ASC 605-45-18).

11.                               Please tell us the gross amounts of revenues and costs associated with these activities for each year presented.

Response:

The gross revenues and expenses are as follows by year (on a non-eliminated basis because affiliate eliminations are not easily determined based on our existing accounting records):

	Year-Ended December 31,
	2009	2008	2007
	(In thousands)
Revenues	$578,565	$1,449,930	$1,126,967
Costs	(572,821)	1,446,565	1,122,862
Net	$5,744	$3,365	$4,105

Segments

12.                               It appears you believe you have one reportable segment for the year ended December 31, 2009.  However, we note various classes of assets presented on your balance sheet as well as your presentation of gross margin percentages on page 55 related to gathering and transportation activities as well as gross margins for processing activities.  We further note you have identified additional reportable segments for the quarter ended June 30, 2010.  Please explain why you believe your operations represented a single reportable segment as defined in ASC 280-10-50-10 at December 31, 2010 and why they represented multiple reportable segments at June 30, 2010.  As part of your response, please provide us with a copy of your

December 31, 2009 and June 30, 2010 operating results that were reviewed by the CODM.

Response:

In reporting periods prior to September 30, 2009, we operated with two industry segments, Midstream and Treating, and we also reported a corporate segment that included general partnership expenses associated with managing both segments.  Our Midstream division included our gathering, processing, transmission and marketing of natural gas and NGLs operations while our Treating division included operations related to the removal of contaminates from natural gas and NGLs to meet pipeline specifications.  In October 2009, we sold our Treating assets and began reporting as one reporting segment of Midstream activity.  During 2009, we also sold our Midstream assets located in Alabama, Mississippi, Oklahoma and south Texas.  Our current geographic focus for our Midstream assets is in the north Texas Barnett shale area and in Louisiana.

During the quarter ended December 31, 2009 and during the first half of 2010, our senior management team (our CODM) reviewed the Partnership’s gross margin (revenues less cost of sales) in total for our Midstream assets with variance explanations to budget by operating region (as described below).  Operating expenses were reviewed in total for all assets with detail by nature of expenditure, such as labor and benefits, materials and supplies, etc., with variance explanations to budget by nature of expenditure by operating region and for shared services (engineering, environmental and other technical operations support for all regions).  General and administrative expenses and all other expenses are reviewed in total for the Partnership.  As of December 31, 2009 and during the first half of 2010 our operating regions consisted of the natural gas gathering, processing and transmission operations located in north Texas (NTX region), the natural gas gathering, processing and pipeline operations located in Louisiana (LIG region) and the south Louisiana processing assets and NGL assets (PNGL). These regions include all of the operations for the natural gas gathering, natural gas transmission and natural gas and NGL processing assets in each region. Management’s review of operating results was not performed based on the various transmission, gathering and processing asset classes presented on our balance sheet. Our gas and NGL marketing activities, which are presented on a net revenue basis, are not material at less than 2% of our total net revenue and primarily relate to our PNGL region and we believe it is appropriate to aggregate them with the PNGL region pursuant to ASC 280-10-50-13 which states:

“An entity may combine information about operating segments that do not meet the quantitative thresholds with information about other operating segments that do not meet the quantitative thresholds to produce a reportable segment only if aggregation is consistent with the objective and basic principles of this Topic, the segments have similar economic characteristics, and the operating segments share a majority of the aggregation criteria listed in paragraph 280-10-50-11 (see below).”

Our three operating regions are operating segments as defined in ASC 280-10-50-10 but we aggregate these regions into a single reportable segment as of December 31, 2009 in accordance with ASC 280-10-50-11.  Pursuant to ASC 280-10-50-11, two or more operating segments may be aggregated into a single reportable segment if the segments have similar economic characteristics and if the segments are similar in all of the following areas:

a.               The nature of products and services

b.              The nature of the production processes

c.               The type or class of customer for their products and services

d.              The methods used to distribute their products or provide their services

e.               If applicable, the nature of the regulatory environment.

We believe the following attributes are similar for our three regions with the combination of transmission, gathering and processing assets in each region:

a.               Each of our regions transports and/or processes natural gas or NGLs and operating results are reviewed in a similar manner for the regions.  Our LIG and NTX regions transport and process natural gas and our PNGL region processes natural gas and NGLs.

b.              The nature of the production processes is similar for the regions as described in a) above.

c.               Customers and products are similar for each of our regions.  Each of the regions has natural gas purchases and sales and NGL sales. The customers and suppliers, which include major integrated oil companies, natural gas producers, interstate and intrastate pipelines, other natural gas processors and local distribution companies, are similar between regions.

d.              Products and services are distributed in the same manner (via pipelines or gathering lines) for all of our regions.

e.               The regions are subject to similar regulatory environments with intrastate pipeline regulation, gathering pipeline regulation and regulation by FERC under Section 311 of the Natural Gas Policy Act. The rates, terms and conditions of service under which we transport natural gas in interstate commerce in the LIG and NTX regions are subject to FERC jurisdiction under Section 311 of the Natural Gas Policy Act.

We believe our Midstream operating regions have similar economic characteristics. We earn our gross margins for each of the three regions under similar contract arrangements. For example, we transport or gather gas for a fee or we buy the gas from the producer, plant or shipper at a discount to a market index or a percentage of the market index, then transport and resell the gas.  Our contract arrangements for processing gas for each of the regions include contracts based on processing margins, percentage of liquids or fee based and each of our processing plants has a blend of all three types of contracts.  Our transportation gross margins per MMBtu are similar for our NTX and Louisiana transmission and gathering assets and our processing gross margins per MMBtu are similar for our NTX and Louisiana processing assets for the year ended December 31, 2009 and the six months ended June 30, 2010.

Although management continues to believe that the aggregation of these three regions into one reportable segment is acceptable under applicable accounting guidance, our investment analysts have requested more information related to operating results by region related to our operations.  In light of these requests, management decided to present segment disclosures by region beginning in the quarterly report on Form 10-Q for the quarter ended June 30, 2010.  Because it is not imperative to aggregate operating segments under ASC 280-10-50-11, we believe the separate presentation of our three regional operating segments is permitted.

Attached as Exhibit A is the report provided to senior management for the year and quarter ended December 31, 2009 that shows our comparison of total Midstream gross margin to budget, our review of volume trends to budget, our comparison of operating expenses and general and administrative expenses to budget and our reconciliation of GAAP net income to EBITDA and distributable cash flow (DCF). (NOTE:  Internal management reports were not adjusted for discontinued operations as required for GAAP reporting). Exhibit B is the report provided to senior management for the three and six months ended June 30, 2010 which shows the same comparisons.  We have only included the pages from our senior management report that are relevant to CODM’s review of operating results.  Our management report also includes information related to other balance sheet information (such as product inventory balances, gas imbalance positions and accounts receivable) and gas and liquid price market trends that have been omitted from Exhibits A and B.

Form 10-Q for Fiscal Quarter Ended June 30, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

Recent Developments and Business Strategy, page 30

13.                               Please disclose what effect, if any, the moratorium on Gulf of Mexico activities is expected to have on your strategic plans, business, and results of operations.

Response:

We will continue to monitor and update our disclosure in future filings regarding what effect, if any, the moratorium on Gulf of Mexico activities is expected to have on our strategic plans, business, and results of operations, as appropriate.  We note for the Staff that there is disclosure on the possible effects of such moratorium in Crosstex Energy, Inc.’s Form 10-Q for the quarter ended June 30, 2010 (page 30) and Crosstex Energy, L.P.’s Form 10-Q for the quarter ended June 30, 2010 (page 31).  We will continue to update and expand such disclosure in future filings, as appropriate.

Crosstex Energy, Inc.

Definitive Proxy Statement on Schedule 14A filed on March 25, 2010

14.                               Please confirm in writing that you will comply with the following comments in all future filings.  In addition, provide us with draft materials to illustrate how you intend to respond.

Response:

We confirm that we will comply with the following comments in all future filings.

Executive Compensation, page 14

15.                               You pay a monthly fee or reimbursement to Crosstex Energy, L.P. to cover your portion of administrative and compensation costs.  We also note your disclosure regarding the percentage of time each of your named executive officers conducts business on your behalf or on behalf of Crosstex Energy, L.P.  Describe the basis on which such fee or reimbursement is allocated, including whether it is based at least in part on the aforementioned percentage of time.

Response:

We will expand our disclosure in future proxy statements under “Certain Relationships and Related Party Transaction — Related Party Transactions” to include a description of the basis for the reimbursement as follows:

Reimbursement of Costs to the Partnership.  We paid the Partnership $0.8 million, $0.7 million and $0.6 million during the years ended December 31, 2009, 2008 and 2007, respectively, to cover our portion of the administrative and compensation costs for officers and employees that perform services for us. The reimbursement to the Partnership to cover the portion of administrative and compensation costs for officers and employees is evaluated on an annual basis.  Officers and employees that perform services for Crosstex Energy, Inc. provide an estimate of the portion of their time devoted to such services.  A portion of their annual compensation (including bonuses, payroll taxes and other benefit costs) is allocated to Crosstex Energy, Inc. for reimbursement based on these time estimates.  In addition, an administrative burden is added to such costs to reimburse the Partnership for additional support costs, including, but not limited to, consideration for rent, office support and information service support.

*   *   *   *

We hereby acknowledge that (i) each of Crosstex Energy, Inc. and Crosstex Energy, L.P. is responsible for the adequacy and accuracy of the disclosure in their respective filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and (iii) Crosstex Energy, Inc. and Crosstex Energy, L.P. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this memorandum, please contact William W. Davis, our Executive Vice President and Chief Financial Officer, at (214) 953-9580 or Susan McAden, our Vice President and Chief Accounting Officer at (214) 721-9307.

Crosstex Energy, Inc.
Crosstex Energy, L.P.

Exhibit A

Monthly Performance Review Q4 2009 Consolidated Results

2 Crosstex – Gross Margin 4th Quarter 2009 Variance $1,749K Actual $82,987K LIG – $5,943K: Processing margin $3,621K (Targa-$2,296K, Gibson-$900K, Plaq-$425K), Transportation and reservation fees $2,348K, NLA and SLA sales margin, which includes contract renegotiations $1,484K, Treating and conditioning fees $564K, partially offset by volume variances ($2,149K). SLP – $1,718K: Pelican margin due to the return of the Anaconda volume $1,211K, NGL Marketing fees $1,080K. Partially offset by lower fee revenue at Sabine ($606K). NTX – ($5,798K): Volume variance ($5,100K), including $1,583K favorable at NoJo, Buy/sell margin including BP exposure ($1,803K), partially offset by higher compression fees $1,937K. Other (Assets sold) – ($114K); Treating ($258K), STX $82K, ETX $32K, MS-AL $30K 0.0 20.0 40.0 60.0 80.0 100.0 120.0 140.0 Q3-07 Q4-07 Q1-08 Q2-08 Q3-08 Q4-08 Q1-09 Q2-09 Q3-09 Q4-09 $MM Actual Budget LIG, $5,943 NTX, ($5,798) (6000) (5000) (4000) (3000) (2000) (1000) 0 1000 2000 3000 4000 5000 6000 Asset Team $K SLP, $1,718

3 Crosstex – Gathering & Transportation Throughput Volumes May 2009 - December 2009 Note: Forecast from the Flash Data 1,074 1,079 1,094 1,111 1,116 1,096 1,113 1,210 867 871 905 907 874 916 887 976 27 50 40 52 173 62 50 63 24 35 29 30 29 33 30 33 422 453 407 141 147 135 2,024 2,069 2,100 2,191 2,671 2,680 2,824 1,992 2,024 0 200 400 600 800 1,000 1,200 1,400 1,600 05 2009 06 2009 07 2009 08 2009 09 2009 10 2009 11 2009 12 2009 Production Months Throughput Volumes - MMBtu / d 0 500 1,000 1,500 2,000 2,500 Total Company Throughput - MMBtu / d North Texas LIG Commercial Service Eastern South Texas Mississippi / Alabama Total Company Throughput Total Company Throughput Forecast Oct-Nov - Actual throughput volume down 45K MMBtu / day LIG: 34K MMBtu / day decrease due to compressor issues at CFI and St. Landry. Also Transfer 8 meter was shut in Nov-Dec - Forecast throughput down 32K MMBtu / day Commercial Service: 23K MMBtu / day decrease due to no activity on Transco pipe

4 Crosstex – Plant Inlet Processing Volumes May 2009 - December 2009 December, 2009 inlet MMBtu based on Accrual information 702 691 718 719 1,054 835 786 904 294 291 289 290 251 264 263 291 194 204 210 206 225 229 223 236 178 191 193 1,330 1,285 1,401 1,195 1,389 1,367 1,422 1,543 1,330 0 200 400 600 800 1,000 1,200 05 2009 06 2009 07 2009 08 2009 09 2009 10 2009 11 2009 12 2009 Plant Inlet Volumes - MMBtu / d 450 650 850 1,050 1,250 1,450 Total Company Plant Inlet Volumes MMBtu / d SLP LIG NTEX STEX Total Company Plant Inlet Total Company Plant Inlet Forecast Oct-Nov - Actual Plant inlet up 45K MMBtu / day SLP: 30 MMBtu / day increase due to Blue Water start up Nov-Dec - Forecast Plant inlet up 213K MMBtu / day SLP: 198K MMBtu / day increase due to Blue Water volume

5 Crosstex – Liquid Product Inventory April 2009 - December 2009 ($ 000s) *Plaquemine, Commercial Services and Riverside liquids only $1.0 $0.3 $1.7 $1.6 $1.6 $2.5 $2.0 $3.2 $3.6 (600) 400 1,400 2,400 3,400 4,400 04 2009 05 2009 06 2009 07 2009 08 2009 09 2009 10 2009 11 2009 12 2009 Accounting Month Gallons (Thousands) $(0.5) $- $0.5 $1.0 $1.5 $2.0 $2.5 $3.0 $3.5 $4.0 Total Value (Millions) Ethane Propane Isobutane Normal Butane Natural Gasoline Total Inventory $ Oct – Nov: Equity volume decreased by 0.1mm gallons Ethane – 600k decrease due to the undersold position at the end of Oct. Product available for sale has been difficult to estimate at Pelican. Propane – 600k increase due to the oversold position at the end of Oct. Nov level is closer to normal. Nat Gasoline – Remains at ~1.5mm gallons due to a month-end buildup at Riverside while preparing to load a barge. Barge holds slightly more than 1mm gallons. Value – NGL composite price increase from $1.47 in November to $1.68 in December. Nov – Dec: Gross physical volume in storage decreased from 5.1mm gallons to 4.2mm gallons. Nat Gasoline decreased by 1.0mm gallons.

Crosstex – OPEX Variance Report
4th QTR 2009

CROSSTEX

EXPENSES

	4th Quarter 2009			
Operation and Maintenance Expenses	Actual	Budget	Variance	Variance %)
Pipeline Integrity	22,048	205,000	182,952	830%
Labor and Benefits	7,106,480	7,024,537	(81,944)	-1%
Materials and Supplies	3,756,002	3,025,017	(730,986)	-19%
Fees and Services	381,236	331,268	(49,968)	-13%
Construction / Operations Fees and Services	4,036,705	2,965,338	(1,071,367)	-27%
Utilities	1,876,400	2,487,812	611,412	33%
Office Supplies and Expenses	88,413	98,694	10,281	12%
Rents and Leases	5,562,544	6,495,204	932,661	17%
Travel and Training	155,441	237,557	82,116	53%
Other Office Expenses	981,918	644,330	(337,588)	-34%
Regulatory Expenses	440,084	512,640	72,556	16%
Taxes	696,714	3,050,072	2,353,358	338%
Other	-	(1,500,000)	(1,500,000)	
Total Operation and Maintenance Expenses	25,103,984	25,577,467	473,483	2%

- Pipeline Integrity – LIG, $192K, timing shifts cost to 2010
- Materials & Supplies – SLP, ($130K) delayed invoices for Eunice; LIG, ($57K) reconciled old invoices. ($52K) additional compressor parts; NTX, ($169K) Jarvis overhaul; ($124K) settlement of old invoices; ($118K) additional chemical cost due timing & cold weather
- Construction / Operating Fees & Services – NTX, ($310K) settlement of old Exterran invoices; ($185K) additional compressor overhaul work; LIG, ($57K) settlement of old Exterran invoices; SLP, ($120K) mechanical integrity at Eunice, ($100K) unbudgeted repairs at Riverside
- Utilities – LIG, $257K power savings mostly at Plaquemine & Gibson; NTX, $72K lower power cost; SLP, $69K power savings
- Rents & Leases – NTX, $860K reduced compressor & treater rentals
- Other Office Expenses – NTX, ($303K) increased insurance; LIG, ($406K) increased insurance; SLP, ($504K) increased insurance
- Taxes – LIG, $598K tax true up; ETX, $150K tax true up; NTX, $1,758K tax true up

6

Crosstex – OPEX Variance Report
2009 Year End

CROSSTEX

EXPENSES

	Year End 2009			
Operation and Maintenance Expenses	Actual	Budget	Variance	Variance %)
Pipeline Integrity	1,223,261	2,398,000	1,174,739	96%
Labor and Benefits	38,327,223	36,995,013	(1,332,210)	-3%
Materials and Supplies	17,858,186	19,209,794	1,351,608	8%
Fees and Services	2,391,072	2,723,271	332,199	14%
Construction / Operations Fees and Services	16,910,525	17,885,267	974,742	6%
Utilities	8,157,485	11,007,956	2,850,471	35%
Office Supplies and Expenses	352,889	506,561	153,672	44%
Rents and Leases	34,879,403	39,685,587	4,806,184	14%
Travel and Training	1,062,239	1,642,486	580,247	55%
Other Office Expenses	4,492,256	3,239,385	(1,252,871)	-28%
Regulatory Expenses	2,417,744	2,770,652	352,908	15%
Taxes	11,252,695	14,123,061	2,870,366	26%
Other	-	(6,000,000)	(6,000,000)	
Total Operation and Maintenance Expenses	139,324,976	146,187,032	6,862,056	5%

- Pipeline Integrity – STX, $433K of deferred or canceled projects; LIG, $350K deferred Avery Island project
- Labor & Benefits – ($1,085K) employee allocation for benefits
- Materials & Supplies – $1,075K chemicals, ($313K) compression / generators / motors, ($1,436K) other parts & supplies, $897K CP credit & $475K various plant equipment
- Construction / Operating Fees & Services – ($1,066K) all contractor services, $691K water disposal, $502K sand blast & paint, $770K other services
- Utilities – NTX, $635K power savings; SLP, $491K power savings; LIG, $1,455K power savings mostly from Plaquemine & Gibson
- Rents & Leases – NTX, $2,268K reduced number & cost of rental compression / treating and cancelation of Avondale project; LIG, $1,129K capitalization of compression; TRT - $686K in reduced rentals
- Other Office Expenses – increased property & general liability insurance of ($463K) for LIG, ($293K) for NTX, & ($465K) for SLP
- Taxes – lower taxes than anticipated: LIG, $598K tax true up, ETX, $150K tax true up, NTX, $1,758K tax true up

7

Crosstex – G&A Q4 & YTD 2009

CROSSTEX

	Quarter ended - December 2009				Year To Date - December 2009				
	Actual	Budget	Variance	% Variance	Actual	Budget	Variance	% Variance	
Labor	8,235,047	6,327,778	(1,907,268)	-30.1%	30,770,607	25,585,745	(5,184,862)	-20.3%	1
Benefits & Payroll Taxes	938,090	1,149,088	210,998	18.4%	4,625,486	4,893,443	267,958	5.5%	2
Materials and Supplies	-	-	-	-	-	-	-	-	
Fees and Services	2,844,366	1,907,478	(936,889)	-49.1%	9,180,017	8,069,204	(1,110,814)	-13.8%	3
Construction / Operations Fees and Services	320,798	100,369	(220,429)	-219.6%	949,300	470,676	(478,624)	-101.7%	4
Utilities	432,773	405,849	(26,925)	-6.6%	1,046,542	1,623,394	576,852	35.5%	5
Office Supplies and Expenses	143,182	282,268	139,086	49.3%	827,807	1,938,886	1,111,079	57.3%	6
Rents and Leases	991,644	2,992,097	2,000,453	66.9%	4,422,063	8,588,388	4,166,325	48.5%	7
Travel and Training	196,540	271,617	75,076	27.6%	683,586	1,233,139	549,553	44.6%	8
Other Office Expenses	133,671	191,831	58,160	30.3%	1,601,966	792,900	(809,065)	-102.0%	9
Regulatory Expenses	6,071	-	(6,071)	-	16,523	-	(16,523)	-	
Taxes	28,705	12,497	(16,208)	-129.7%	98,453	50,000	(48,453)	-96.9%	
Other	-	-	-	-	200,887	-	(200,887)	-	
Total G&A Expenses	14,270,888	13,640,872	(630,016)	-4.6%	54,423,237	53,245,775	(1,177,462)	-2.2%	

1 Labor is unfavorable due to the accrual of bonus at just above target. No bonuses were in the budget. This bonus accrual is the primary reason for our G&A variance for Q4 and YTD.

2 Health insurance costs for Q4 '09 were $496K partially offset by 401(k) match ($231K). The YTD variance from 401(k) match ($1,683K) was offset by variances other benefit accounts, the largest being health insurance $1,051K, payroll taxes $419K and workman's comp $143K.

3 Fees and Services unfavorable primarily due to Legal Fees ($517K) for the quarter and ($626K) YTD and Professional Fees - Tax ($197K) for the quarter and ($347K) YTD.

4 Contractor services makes almost this entire variance for the quarter and YTD. This is due to several departments using contract labor to supplement staffing needs.

5 Telephone expense $442K and WAN/Internet costs $111K YTD.

6 Leasehold Improvements $0 and $443K, Corporate Memberships $45K and $303,Office Supplies $28K and $108K, Postage $26K and $99K, for the quarter and YTD respectively.

7 Rent $1,988K for the quarter and $4,068K YTD due to budgeted 2009 costs expensed in 2008 due to the termination of the lease.

8 Travel, Meals & Entertainment and Training & Conferences were all significanlty below budget all throughout 2009 due to efforts to reduce costs.

9 Other office expense relates primarily to bad debt expense. During Q2 '09, approximately $950K was booked, with $750K of this relating to Semgroup.

8

9 Crosstex – EBITDA 4th Quarter 2009 GM $1,749K Opex $473K G&A ($630K) Severance/Exit Expense for Asset Sales $1,018K : Included in G&A and added back for EBITDA LOC Fees $1,178K: Included in Gross Margin and added back for EBITDA 0.0 10.0 20.0 30.0 40.0 50.0 60.0 70.0 80.0 90.0 Q3-07 Q4-07 Q1-08 Q2-08 Q3-08 Q4-08 Q1-09 Q2-09 Q3-09 Q4-09 $MM Actual Budget Variance $3,913K Actual $45,996K

10 Crosstex – DCF 4th Quarter 2009 Actual Budget Variance Net income (loss) 59,573 $ (30,046) $ 89,619 $ Corporate and Other MTM 3,556 - 3,556 LOC Fees 1,241 64 1,178 IR Swaps - Realized and MTM 6,587 - 6,587 Interest Expense 25,514 32,602 (7,088) Loss on Extinguishment of Debt - - - DD&A and Impairment 31,085 36,939 (5,853) Taxes (Current and Deferred) 824 369 455 Stock Based Comp. 2,466 1,938 528 Severance/Exit Expense 1,018 - 1,018 Property Sales - (Gain)/Loss (86,009) - (86,009) Minority Interest & Other 141 218 (77) EBITDA 45,996 $ 42,083 $ 3,913 $ Interest Expense (including PIK Interest) (1) (20,415) (32,602) 12,187 Realized Interest Rate Swaps (4,914) - (4,914) LOC Fees (1,241) (64) (1,178) Current Taxes (749) (494) (255) Maintenance Capital (3,712) (1,522) (2,190) Distributable Cash Flow 14,965 $ 7,401 $ 7,563 $ (1) Excludes $2,856 of Sr. Note make-whole PIK notes and $2,243 of debt issuance cost amortization resulting from asset sales.

11 Crosstex – DCF YTD December 2009 Actual Budget Variance Net income (loss) 108,106 $ (109,454) $ 217,560 $ Corporate and Other MTM 2,881 - 2,881 LOC Fees 4,026 455 3,572 IR Swaps - Realized and MTM 18,248 - 18,248 Interest Expense 107,656 128,595 (20,939) Loss on Extinguishment of Debt 4,669 - 4,669 DD&A and Impairment 132,342 143,709 (11,367) Taxes (Current and Deferred) 2,927 1,476 1,451 Stock Based Comp. 8,742 8,310 432 Severance/Exit Expense 1,935 - 1,935 Property Sales - (Gain)/Loss (184,412) - (184,412) Minority Interest & Other 350 715 (365) EBITDA 207,469 $ 173,805 $ 33,664 $ Interest Expense (including PIK Interest) (1) (98,194) (128,595) 30,401 Realized Interest Rate Swaps (19,044) - (19,044) LOC Fees (4,026) (455) (3,572) Current Taxes (3,395) (1,977) (1,418) Maintenance Capital (10,939) (17,062) 6,123 Distributable Cash Flow 71,871 $ 25,718 $ 46,153 $ (1) Excludes $5,204 of Sr. Note make-whole PIK notes and $4,257 of debt issuance cost amortization resulting from asset sales.

Exhibit B

Quarterly Performance Review Q2 2010 Consolidated Results

Crosstex – Gross Margin 2nd Quarter 2010 Total Variance $2,583K Actual $78,391K 2 LIG – $3,519K: Processing $1,418K ($680K – Targa, $738K – Plaq/Gibson); $778K – Transport rates and Reservation fees; $670K El Paso Black Lake; $493K – LC Fees; $368K North and EP treating fees; $224K buy/sell margin; partially offset by ($307K) from MTM/ATA/PPA’s NTX – ($406K): Volume variances ($1,300K) primarily Chesapeake at NoJo and Ches/Wms at Fossil Creek; ($1,000K) BP Margin; partially offset by $651K compression fees at Goforth/Jarvis, $458K ETC Exchange, $439K Plant Margin and $131K Carrizo vol commit true-up PNGL – ($560K): Volume variance ($2,900K) primarily at Pelican and Sabine; Riverside inventory loss ($257K); partially offset by Fees from off-spec Y grade $880K, NTX frac space lease to LD $642K, Eunice plant acct margin $560K and higher marketing fees $460K 60.0 65.0 70.0 75.0 80.0 85.0 90.0 Q1 -09 Q2 -09 Q3 -09 Q4 -09 Q1 -10 Q2 -10 Q3 -10 Q4 -10 $MM Actual Budget Forecast LIG , $3,519 (1,000) 0 1,000 2,000 3,000 4,000 $K Asset Team PNGL, ($560) NTX, ($406)

3 Crosstex – Gross Margin YTD June 2010 Actual Budget Variance Variance % LIG 53,359,045 48,254,610 5,104,435 11% North Texas 74,765,398 74,062,883 702,515 1% PNGL 28,618,698 27,268,637 1,350,061 5% Commercial Services 406,811 266,497 140,314 53% Sold Assets (428,572) - (428,572) 156,721,380 149,852,627 6,868,753 5% Year-To-Date - June 2010 Asset Team Total

4 Crosstex – Gathering & Transportation Throughput Volumes (MMBtu/day) November 2009 - June 2010 1,079 1,035 1,090 1,065 1,088 1,102 1,073 1,050 871 864 901 921 926 894 916 849 50 42 54 63 39 46 44 58 2,000 1,942 2,045 2,049 2,053 2,042 2,033 2,033 1,956 0 500 1,000 1,500 2,000 2,500 0 200 400 600 800 1,000 1,200 1,400 1,600 11 2009 12 2009 01 2010 02 2010 03 2010 04 2010 05 2010 06 2010 Total Company Throughput - MMBtu / d Throughput Volumes - MMBtu/d Production Months North Texas LIG Commercial Service Total Company Throughput Total Company Throughput Accrual May - LIG increase of 22K MMBtu/day due to Terra Plant running the entire month. North Texas 29K MMBtu / day decrease primarily due to the Devon Justin meter on NTPL not flowing June - LIG decrease of 67K MMBtu/day primarily due to pigging on they syste and reduced volumes from FT customers. North Texas decrease of 23K MMBtu/day primarily CHK (Winscott and Godley) and NJC third party.

5 Crosstex – Plant Inlet Processing Volumes (MMBtu/day) November 2009 – June 2010 835 1,036 883 1,062 900 869 792 850 276 287 295 297 267 273 294 291 211 214 195 199 204 196 194 204 1,369 1,282 1,346 1,533 1,353 1,525 1,330 1,387 - 200 400 600 800 1,000 1,200 1,400 11 2009 12 2009 01 2010 02 2010 03 2010 04 2010 05 2010 06 2010 Plant Inlet Volumes - MMBtu/d 300 500 700 900 1,100 1,300 1,500 1,700 Total Company Plant Inlet Volumes MMBtu/d PNGL LIG NTEX Total Company Plant Inlet Total Company Plant Inlet Accrual May - Actual Plant inlet up 87K MMBtu/day PNGL: 63K MMBtu/day increase due to Blue Water start up. 110K MMBtu/day increase due to Eunice running the entire month. 56K MMBtu/day decrease at Pelican due to decline in production at Contango. June - 38K MMBtu/day increase due to Blue Water running for most of the month.

6 Crosstex – Liquid Product Inventory October 2009 – June 2010 (Gallons and Total $ 000s) $2.0 $3.2 $3.6 $1.7 $2.0 $2.5 $1.3 $1.0 $1.2 (600) 400 1,400 2,400 3,400 4,400 10 2009 11 2009 12 2009 01 2010 02 2010 03 2010 04 2010 05 2010 06 2010 Accounting Month Gallons (Thousands) $(0.5) $- $0.5 $1.0 $1.5 $2.0 $2.5 $3.0 $3.5 $4.0 Total Value (Millions) Ethane Propane Isobutane Normal Butane Natural Gasoline Total Inventory $ May-June - Equity inventory increased from 0.8mm gallons to 0.9mm gallons Natural Gasoline increased 390K gallons at Riverside due to timing of barge movements. Approximately 500K gallons carried in inventory were capitalized in June. June Physical - (8/8): Total storage inventory at Riverside decreased from 3.1mm gallons in May to 1.5mm gallons in June.

Crosstex – OPEX Variance Report
Q2 & YTD 2010

CROSSTEX

	Current Quarter - June2010				Year-to-Date - June, 2010			
	Actual	Budget	Variance	Variance %	Actuals	Budget	Variance	Variance %
Operation and Maintenance Expenses								
Pipeline Integrity	251,875	959,500	707,625	73.75%	382,880	1,315,500	932,620	70.89%
Labor and Benefits	7,000,050	7,345,992	345,942	4.71%	14,358,367	14,721,053	362,686	2.46%
Materials and Supplies	3,495,216	2,852,448	(642,768)	-22.53%	7,501,431	5,879,806	(1,621,625)	-27.58%
Fees and Services	288,139	279,084	(9,055)	-3.24%	396,316	647,018	250,702	38.75%
Construction / Operations Fees and Services	3,261,722	3,025,196	(236,525)	-7.82%	6,303,610	6,156,340	(147,270)	-2.39%
Utilities	1,728,817	1,941,609	212,792	10.96%	3,442,097	3,883,568	441,471	11.37%
Office Supplies and Expenses	87,818	81,749	(6,069)	-7.42%	160,774	178,498	17,724	9.93%
Rents and Leases	4,552,965	4,798,093	245,129	5.11%	9,426,821	9,950,812	523,990	5.27%
Travel and Training	188,595	229,630	41,036	17.87%	315,418	455,511	140,093	30.76%
Other Office Expenses	1,025,222	1,232,574	207,352	16.82%	2,202,227	2,435,751	233,524	9.59%
Regulatory Expenses	401,289	655,526	254,237	38.78%	902,819	1,580,504	677,685	42.88%
Taxes	2,699,494	2,941,942	242,448	8.24%	5,631,539	5,873,840	242,301	4.13%
Other	-	-	-	-	-	-	-	-
Total Operation and Maintenance Expenses	24,981,201	26,343,345	1,362,144	5.17%	51,024,301	53,078,200	2,053,900	3.87%

- **Pipeline Integrity** – Timing of actual project work versus budget; approximately $110K true savings due to scope changes
- **Materials and Supplies** – Primarily unbudgeted repairs and chemical purchases including Eunice shut down and Rolls installation; NTX Winscott compressor repairs and Amine purchases; and LIG leak repairs.
- **Fees & Services** - Timing of computer software and maintenance fees
- **Construction/Operations Fees and Services** – Unfavorable variances from contractor services related to Eunice plant shut down and unbudgeted repairs for all asset teams; partially offset by rescheduling of some budgeted projects to later in the year
- **Utilities** – Lower electricity consumption in all areas; LIG, low utilization of electric compression at Gibson
- **Rents & Leases** – Mostly over budgeted NTX compression rental expense plus released units.
- **Travel and Training** – Training costs lower than anticipated
- **Other Office Expenses** – Primarily due to reductions in insurance expense
- **Regulatory Expenses** –Favorable in all operating areas due to budget timing
- **Taxes** – Predominantly NTX utility and ad valorem taxes lower than budget

7

Crosstex – G&A Variance Report Q2 2010 ($ 000s)

CROSSTEX

	Quarter Ended - June 2010				Year-to-date - June 2010				
	Actual	Budget	Variance From Budget	% Variance	Actual	Budget	Variance From Budget	% Variance	
Labor	5,614	4,862	(751)	-15.5%	10,604	9,701	(903)	-9.3%	1
Benefits & Payroll Taxes	621	1,019	397	39.0%	1,850	2,046	197	9.6%	2
Fees and Services	1,458	1,873	416	22.2%	4,007	4,133	126	3.0%	3
Construction / Operations Fees and Services	135	128	(7)	-5.3%	297	256	(41)	-15.9%	
Utilities	266	312	46	14.8%	327	624	297	47.6%	
Office Supplies and Expenses	266	325	59	18.1%	574	685	112	16.3%	
Rents and Leases	661	875	214	24.5%	1,463	1,725	261	15.1%	4
Travel and Training	200	254	54	21.3%	368	489	121	24.7%	
Other Office Expenses	104	177	73	41.4%	206	424	219	51.5%	
Bad debt expense	92	-	(92)	-	271	-	(271)	-	5
Regulatory Expenses	1	-	(1)	-	6	-	(6)	-	
Taxes	15	13	(3)	-22.9%	38	25	(13)	-52.4%	
Other	(23)	-	23	-	(205)	-	205	-	6
Total G&A Expenses	9,410	9,838	428	4.3%	19,807	20,110	303	1.5%	

1 LABOR - Qtr: Bonus true up to Target plus true between OpEx and G&A
YTD: Quarterly true up and unbudgeted severence cost of $438K

2 BENEFITS - Qtr & YTD: Refund of overcharge for life insurance $273K

3 FEES & SERVICES - Timing of actuals as compared to budget

4 RENTS & LEASES - Qtr & YTD: True up of 2009 Dallas office building operating expenses less than estimated

5 BAD DEBT - Semstream claim settlement true up

6 OTHER - YTD disgorgement of profits in Q1 2010 $119K; Monthly CDC mgmt fee and misc credits

8

Crosstex – EBITDA
Q2 2010

CROSSTEX

Actual: CQ - $45,163K/YTD - $88,946



Actual
Budget
Forecast
55.0
50.0
45.0
40.0
35.0
30.0
$MM
Q1-09
Q2-09
Q3-09
Q4-09
Q1-10
Q2-10
Q3-10
Q4-10

Variance: CQ - $3,803K/YTD - $8,845



4500
4000
3500
3000
2500
2000
1500
1000
500
0
G&A
Opex
GM
CQ Components ($ 000s)



10000
9000
8000
7000
6000
5000
4000
3000
2000
1000
0
G&A
Opex
GM
YTD Components ($ 000s)

Current Quarter:

GM $2,583K

Opex $1,362K

G&A $428K

YTD:

GM $6,868K

Opex $2,054K

G&A $303K

9

Crosstex – DCF
Q2 2010

CROSSTEX

	Actual	Budget	Variance
	(All amounts in thousands except DCF per unit amounts)		
Net income (loss)	$ (2,468)	$ (10,380)	$ 7,912
Corporate and Other MTM	(2,864)	-	(2,864)
LOC Fees	1,161	1,733	(572)
IR Swaps - Realized and MTM	-	-	-
Interest Expense	18,838	19,411	(573)
Loss on Extinguishment of Debt	-	-	-
DD&A and Impairment	27,060	28,112	(1,052)
Taxes (Current and Deferred)	74	518	(444)
Stock Based Comp.	2,714	1,898	816
Severance/Exit Expense	-	-	-
Property Sales - (Gain)/Loss	565	-	565
Discontinued Operations	-	-	-
Minority Interest & Other	83	68	15
EBITDA	**$ 45,163**	**$ 41,360**	**$ 3,803**
Interest Expense (including PIK Interest) (1)	(18,838)	(19,411)	573
Realized Interest Rate Swaps	-	-	-
LOC Fees	(1,161)	(1,733)	572
Current Taxes	(199)	(643)	444
Maintenance Capital	(2,149)	(4,425)	2,276
Distributable Cash Flow	**$ 22,816**	**$ 15,148**	**$ 7,668**
DCF/Unit (1)	**$0.326**	**$0.230**	**$0.096**
Amounts Distributable:			
Common Units (including converted preferred)	**$21,461**	**$14,845**	**$6,616**
GP 2%	**$456**	**$303**	**$153**
GP Incentive	**$898**	**$0**	**$898**

(1)DCF/Unit after IDR splits at 1.0x coverage assuming preferred unit conversion.

10

Crosstex – DCF
YTD June 2010

CROSSTEX

	Actual	Budget	Variance
	(All amounts in thousands except DCF per unit amounts)		
Net income (loss)	$ (19,796)	$ (24,798)	$ 5,002
Corporate and Other MTM	(576)	-	(576)
LOC Fees	2,748	3,437	(688)
IR Swaps - Realized and MTM	4,137	1,535	2,602
Interest Expense	39,968	38,698	1,270
Loss on Extinguishment of Debt	14,713	-	14,713
DD&A and Impairment	55,077	56,112	(1,035)
Taxes (Current and Deferred)	649	1,036	(387)
Stock Based Comp.	5,246	3,938	1,307
Severance/Exit Expense	438	-	438
Property Sales - (Gain)/Loss	(13,779)	-	(13,779)
Discontinued Operations	-	-	-
Minority Interest & Other	122	143	(21)
EBITDA	**$ 88,946**	**$ 80,101**	**$ 8,845**
Interest Expense (including PIK Interest) (1)	(38,396)	(38,018)	(378)
Realized Interest Rate Swaps (2)	(2,059)	(1,535)	(524)
LOC Fees	(2,748)	(3,437)	689
Current Taxes	(899)	(1,286)	387
Maintenance Capital	(4,321)	(9,175)	4,853
Distributable Cash Flow	**$ 40,523**	**$ 26,651**	**$ 13,872**
DCF/Unit (3)	**$0.589**	**$0.398**	**$0.191**

(1) Actual excludes $894K of Sr. Note make-whole PIK notes and $678K of debt issuance cost amortization resulting from asset sales.

(2) Excludes $24,483K of realized interest rate swap termination expense.

(3)DCF/Unit after IDR splits at 1.0x coverage assuming preferred unit conversion.

11